Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Main 212.407.4000 Fax 212.407.4990

September 22, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Liz Packebusch

Re:	Caravelle International Group
Amendment No. 2 to Draft Registration Statement on Form F-4
Submitted August 18, 2022
CIK No. 0001928948

Dear Ms. Packebusch:

On behalf of our client, Caravelle International Group (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-4 submitted on August 18, 2022 (the “Amendment No. 2”) contained in the Staff’s letter dated September 1, 2022 (the “Comment Letter”).

The Company has filed via EDGAR the Registration Statement (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4, submitted August 18, 2022

Material U.S. Federal Income Tax Consequences of the Business Combination, page 94

1.	We note your response to prior comment 18. Please revise your disclosure in this section to name counsel having provided the tax opinion at Exhibit 8.1, and to state clearly that the disclosure in this section of the prospectus is the opinion of the named counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

Response: The Company has revised the disclosure under the section “Material U.S. Federal Income Tax Consequences of the Business Combination” on page 98 of the Registration Statement to name the tax counsel and to state that the disclosure is the opinion of the named counsel.

Caravelle's Business, page 107

Ms. Packebusch United States Securities and Exchange Commission Page 2

2.	We note your responses to prior comments 19 and 20, including added disclosure indicating that Caravelle now expects to launch the CO-Tech business in Q4 2022. Please revise your risk factor summary and risk factor disclosures, at pages 23 and 36, respectively, to clearly disclose that Caravelle’s overall business operations is not currently carbon-neutral, and substantiate how, in view of your current timetable, you consider the CO-Tech business to be "newly launched" or "recently launched." As appropriate, please revise throughout your filing regarding the new CO-Tech business.

Response: The Company has revised throughout the Registration Statement to clarify that the CO-Tech business is yet to be launched, instead of “newly launched” or “recently launched” or “launching”.

Shipping + Wood Drying + Carbon Trading = Carbon Neutral Ocean Technology Industry, page 121

3.	We note your response to prior comment 22, including added disclosure in this section that, as of the date of your proxy statement/prospectus, the CO-Tech business line has yet to launch. Please revise to additionally highlight, in this section, that your CO-Tech solutions model has no historical operations and has yet to generate revenues.

Response: The Company has revised the disclosure on page 126 of the Registration Statement in accordance with the Staff’s comment.

Enforceability of Civil Liabilities Under U.S. Securities Law, page 183

4.	We note your response to prior comment 25 and reissue it in part. Given that your CFO and COO candidates reside in China, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

Response: In accordance with the Staff’s comment, the Company has expanded the risk factor titled “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is an exempted company incorporated under the laws of the Cayman Islands, PubCo conducts substantially all of its operations and a majority of its directors and executive officers (or candidates) reside outside of the United States” on page 49 of the Registration Statement, and the “Enforceability of Civil Liabilities Under U.S. Securities Law” section on page 188 of the Registration Statement.

Ms. Packebusch United States Securities and Exchange Commission Page 3

Signature Page, page II-4

5.	Revise the signature page of the registration statement to clarify that it is signed by the registrant's principal executive officer, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions. See Instruction 1 to Signatures to Form F-4.

Response: In accordance with the Staff’s comment, the Company has revised the signature page of the Registration Statement to include the designations of principal executive officer, principal financial officer and principal accounting officer under the corresponding signatories. All the members of board of directors signed the Registration Statement in such capacity.

Exhibits

6.	Please file a signed and dated copy of Exhibit 10.8, the Form of Ship Chartering Agreement between Topsheen Shipping Limited and Topsheen Shipping Singapore Pte. Ltd. Please similarly file a signed copy of Exhibit 10.7, the Loan Agreement, dated April 9, 2020, between Topsheen Shipping Singapore PTE. LTD. and DBS Bank Ltd.

Response: The Company has filed a signed and dated copy of Exhibit 10.8, Ship Chartering Mandate Agreement between Topsheen Shipping Limited and Topsheen Shipping Singapore Pte. Ltd. for each of the years ending December 31, 2022, 2021 and 2020 and a signed copy of Exhibit 10.7, the Loan Agreement, dated April 9, 2020, between Topsheen Shipping Singapore PTE. LTD. and DBS Bank Ltd.

General

7.	We note your responses to prior comments 14 and 26. Please reconcile these responses to your responses to comments 11 and 39 in your response letter dated July 18, 2022. In your July 18, 2022 response letter, you stated that a majority of your officers and directors live in China and Hong Kong and that all of your revenues are generated in China and Hong Kong.

Response: Regarding the residence of the majority of officers and directors, the discrepancy between the Company’s July 18, 2022 response letter and the Company’s August 18, 2022 response letter is because during the interim one month period, the Company decided to appoint new independent directors who reside in France and Switzerland. The Company decided to appoint these independent directors partly in order to meet Nasdaq’s director independence requirements.

Regarding the statement in the Company’s July 18, 2022 response letter that “all” revenues are generated in China and Hong Kong, the Company made an error in the drafting. As already clarified in the Company’s response to Comment 26 in the Company’s August 18, 2022 response letter, that expression was intended to describe only Caravelle’s nascent CO-Tech business line, not Caravelle as a whole. This mistake, though unintentional, is obvious given the Company’s audited financial statements, including its list of top customers which the Company has already disclosed in the F-4.

Ms. Packebusch United States Securities and Exchange Commission Page 4

8.	We note your responses to prior comments 1, 3, 4, 5, 6, 8, 9, 10, 11, and 26. Given your added disclosure that 30% of Caravelle's cash transfer payments occur with banks inside China, Hong Kong, and/or Macau; that more than 30% of Caravelle's shipping revenues are derived from China; and that Caravelle has some assets in China, please provide additional analysis explaining how you determined that the legal and operational risks associated with operating in China and Hong Kong would not also apply to PubCo’s (Caravelle International Group) operations in China and Hong Kong. We further note your plans to launch your CO-Tech business which will have operations in China and Hong Kong.

Response: According to the World Bank’s public data, in the year 2020 (the most recent published year) mainland China alone accounted for over 32% of the world’s container shipping volume. Therefore, the Company’s shipping business involvement with China is close to the industry average. A global ocean shipping business such as the Company generates its revenue whenever and wherever the demand for shipping requires, and it does so by its ships sailing most of the time across international waters, outside of any specific country’s jurisdiction. As of June 30, 2022, less than 1% of the Company’s assets (including its ships) are located or registered within China, Hong Kong, and/or Macau.

Moreover, as already disclosed including in the Company’s response to Comment 26 in the Company’s August 18, 2022 response letter, the Company is headquartered in Singapore, it receives subsidies from the Singaporean government, its entities are all legally organized outside the jurisdiction of the Chinese government.

Given all of the above, Caravelle believes that its business nexus to China is not materially different from the ocean shipping industry as a whole. Such nexus, if any, has already been extensively disclosed in the Registration Statement.

The Company’s CO-Tech business line is new and has no revenues to date . Thus, in terms of customers and revenue sources, what the Company disclosed is its list of existing strategic framework agreements with potential customers. Given the early stage of the CO-Tech business and the expectation of its fast growth (as is described in the registration statement), the Company expects the potential customer base to greatly expand and thus shift in composition just like any other innovative and fast-growing business. In particular, as already described in the registration statement, the Company initially expects significant growth in Europe based on its economy and policies. If this growth fails to materialize, then CO-Tech will not become a material source of Caravelle’s revenue, in which case the composition of its customers would not materially impact Caravelle as a whole. The Company has updated the disclosures in the “The CO-Tech Solution” and “Customers” sections to include a new strategic framework agreement with a customer based outside of China.

Ms. Packebusch United States Securities and Exchange Commission Page 5

9.	We note your response to prior comment 27 and reissue it in part. Please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The disclosure on page 55 of the Registration Statement has been revised to include the requested risk factor.

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc: Guohua Zhang